Exhibit 99.1 Corporate Communications

CNH Industrial announces the issuance of GBP 600,000,000 of commercial paper under the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF)

London, April 29, 2020

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that it has successfully issued GBP 600 million of commercial paper through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF). Further details are available on the CCFF website. The access to this facility demonstrates CNH Industrial’s continuous efforts to preserve a sound level of liquidity during this period of uncertainty.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom